FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Minutes of Ordinary and Extraordinary Shareholders’ Meeting held on April 30, 2010.	1

TRANSLATION FROM SPANISH

SUMMARY OF MINUTES OF BBVA BANCO FRANCÉS S.A. ORDINARY / SPECIAL SHAREHOLDERS’ MEETING – APRIL 30, 2010 (BUENOS AIRES, ARGENTINA)

An Ordinary and Special Shareholders’ Meeting of BBVA Banco Francés S.A. was held in the offices of the Corporation on April 30, 2010, at 4:30 pm. The Meeting was called to order by the Chairman of the Board of Directors, who also chaired the Meeting.

According to the Share Registry and the Shareholders’ Attendance Registry, a total of 24 shareholders were present: 17 in person and 7 by proxy. Shareholder Administracion Nacional de la Seguridad Social (ANSES) holds a total of 3,984,418 shares, representing .74% of corporate capital and, as manager of the Fondo de Garantia para la Sustentabilidad del Sistema Integrado Previsional Argentino (FGS) or Argentine Pension System holds 32,723,440 shares, which represent 6.10% of the corporate capital. In accordance with the provisions of Law # 26,425, Section 8, there are certain limitations of Sections 75 and 76 of Law # 24,241 are applicable. Therefore, the percentage participation for voting of this shareholder shall be as provided in Section 76, para f) of the above law: not more than 5% of shares with voting rights, in any kind of meeting, whatever the respective shareholding.

Only holdings in the (Fondo de Garantia para la Sustentabilidad del Régimen Previsional Público de Reparto) was taken into account to calculate the 5% shares with voting rights, i.e. 32,723,440 shares.

A total of 480,125,988 common book-entry shares, with one vote per share and one Argentine Peso face value each have been recorded for this Meeting. These represent a capital of 480,125,988 Arg. Pesos, and a total of 474,220,613 common, book-entry shares, one vote each and one Arg. Peso per share for voting purposes.

Quorum was present with a total shareholder presence of 89.52% over a corporate capital of 536,361,306 Arg. Pesos (as required by Sections 243 and 244 of the Argentine Business Associations Law (Ley de Sociedades Comerciales) and Section 27 of the Bylaws.)

Mr. Ariel Schmutz, Certified Public Accountant, holder of National Identity Document (DNI) # 13,029,557, was present on behalf of the Bolsa de Comercio de Buenos Aires (Argentine Stock Exchange)

Ms. Maria Ines Pont Lezica was present on behalf of the Comisión Nacional de Valores (Argentine Securities Commission).

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Before starting to discuss the items on the Agenda, the representative of ANSES took the floor and requested that due note be taken and left on record that in accordance with the resolution in the proceedings captioned “Petrobras Energía Participaciones S.A. s/ consulta ANSES s/ Asamblea 30/01/09” (“Petrobras Energia Participaciones S.A. in re Inquiry to ANSES in re Meeting Dated January 30, 2009) (File Number 422/09 in process at the CNV), it was decided that it is not proper to limit in any way the voting rights of shareholder ANSES. Therefore, express reservations were made of all rights and actions that may be applicable, especially those included in Sections 251 and 252 of the Argentine Business Associations Law. The Board Secretary informed the ANSES Representative that due note was taken of his words.

It was stated that the Meeting was legally called and subsequently the following items on the Agenda were discussed. Voting percentages are those that appear below:

1.	APPOINTMENT OF TWO SHAREHOLDERS TO PREPARE AND SIGN THE MINUTES OF THE MEETING, TOGETHER WITH THE CHAIRMAN OF THE MEETING

The appointment of Messrs. Juan Duggan and José María Nelson to approve and sign the minutes of the meeting, jointly with the Chairman, was accepted by majority of votes, as follows:

Positive votes:	474,197,600

Negative votes:	2,292

Abstentions from voting:	20,721

2.	DISCUSSION OF THE ANNUAL REPORT, CORPORATE RESPONSIBILITY YEARLY REPORT, FINANCIAL STATEMENTS, CONSOLIDATED MERGER BALANCE SHEET, ADDITIONAL INFORMATION AND RELEVANT ACCOUNTING INFORMATION, ALONG WITH STATUTORY AUDITORS’ COMMITTEE REPORT AND AUDITOR’S REPORT FOR FISCAL YEAR # 135, ENDED DECEMBER 31, 2009

This item was carried unanimously, as follows:

Positive votes:	473,552,783

Negative votes:	5,907

Abstentions from voting:	661,923

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3.	APPROVAL OF THE PERFORMANCE OF THE BOARD OF DIRECTORS’ AND STATUTORY AUDIT COMMITTEE

The performance of the Board of Directors and the Statutory Auditor’s Committee was approved by majority of votes, as follows:

Positive votes:	474,075,335

Negative votes:	6,366

Abstentions from voting:	138,912

4.	DISCUSSION OF THE RESULTS OF FISCAL YEAR # 135, ENDED DECEMBER 31, 2009. DISTRIBUTION OF CASH DIVIDENDS, SUBJECT TO RELEVANT AUTHORIZATIONS

Financial Statements for the year ended December 31, 2009 showed a profit of Arg. Pesos 718,461,976.34. The following was approved by majority of shareholders present:

(i)	Distribution of cash dividends for a total amount of Arg. Pesos 480,000,000. Dividends approved will be distributed to shareholders pro-rata to their holdings, Pesos ..89492 per share, subject to the authorization of the Argentine Central Bank (BCRA), and

(ii)	Allocation of the amount of Arg. Pesos 143,692,395.27 to the Legal Reserve Fund.

The results of the voting were as follows:

Positive votes:	474,193,748

Negative votes:	4,398

Abstentions from voting:	22,467

5.	CONSIDERATION OF THE COMPENSATION OF THE BOARD OF DIRECTORS FOR THE YEAR ENDED DECEMBER 31, 2007

Shareholders approved by majority of votes total fees for the Board of Directors for the year ended December 31, 2009 in the amount of Arg. Pesos 9,393,981.83 as follows:

Positive votes:	473,620,889

Negative votes:	121,347

Abstentions from voting:	478,377

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6.	CONSIDERATION OF THE STATUTORY AUDIT COMMITTEE’S COMPENSATION FOR THE YEAR ENDED DECEMBER 31, 2009

A total amount of Arg. Pesos 120,000 received by the members of the Statutory Audit Committee, Estudio Biscardi & Asociados S.R.L., as fees for the year ended December 31, 2009 was approved by majority of votes, as follows:

Positive votes:	473,639,405

Negative votes:	57,021

Abstentions from voting:	524.187

7.	DETERMINATION OF THE NUMBER OF MEMBERS OF THE BOARD OF DIRECTORS AND APPOINTMENT OF DIRECTORS, AS APPROPRIATE FOR A TERM OF THREE YEARS

The Shareholders’ Meeting approved by majority of votes (i) the organization of a BOD with 7 regular directors and 1 alternate director; (ii) the renewal of the appointment of Mr. José Manuel Tamayo Pérez as regular director, who has the status of independent director, as required by foreign regulations and that of non-independent director by local regulations; (iii) renew the appointment of Mr. Marcelo Gustavo Canestri as regular director, who has the status of independent director as required by local and foreign regulations; (iv) renew the appointment of Mr. Martin Javier D’Ornellas, as regular director, who has the status of independent director pursuant to local and foreign regulations; (v) to replace Mr. Gonzalvo Lozano appoint Mr. Manuel Méndez del Río Piovich as regular director; he has the status of independent director pursuant to foreign regulations, and non-indepedent director pursuant to local regulations.

Positive votes:	468,409,022

Negative votes:	5,322,528

Abstentions from voting:	489,063

8.	ELECTION OF THREE REGULAR STATUTORY AUDITORS AND THREE ALTERNATE STATUTORY AUDITORS FOR THIS YEAR’S STATUTORY AUDIT COMMITTEE

The appointment of members of the Statutory Committee, including three regular statutory auditors and three alternate statutory auditors as independent auditors, pursuant to the terms of the Argentine Securities Commission regulations, was carried unanimously. The appointments were as follows:

Regular Statutory Auditors:

Mario Rafael Biscardi, Alejandro Mosquera and Marcelino Agustín Cornejo

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Alternate Statutory Auditors:

Julieta Paula Pariso, Agustín Isola and Daniel Oscar Celentano.

The voting results were as follows:

Positive votes:	473,621,021

Negative votes:	85,755

Abstentions from voting:	513,837

9.	COMPENSATION OF CERTIFYING ACCOUNTANT - FINANCIAL STATEMENTS FOR FISCAL YEAR # 135 ENDED DECEMBER 31, 2009

An amount of Arg. Pesos 2,629,000 plus VAT, was approved by unanimous consent as fees for Deloitte & Co., Auditors of the fiscal year ended December 31, 2009. The voting results were as follows:

Positive votes:	474,031,490

Negative votes:	3,312

Abstentions from voting:	185,811

10.	APPOINTMENT OF CERTIFYING ACCOUNTANT -CURRENT YEAR’S FINANCIAL STATEMENTS

The appointment of the firm Estudio Deloitte & Co. S.R.L., represented by one of its partners, Ms. Roxana Mabel Fiasche, as auditors for the financial statements of the year ended December 31, 2010, was approved unanimously, as follows:

Positive votes:	474,046,670

Negative votes:	35,625

Abstentions from voting:	138,318

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11.	CONSIDERATION OF AMENDMENTS OF SECTIONS 10 AND 21, DELETION OF SECTION 17, RESTATEMENT OF CORPORATE BYLAWS OF BBVA BANCO FRANCES S.A.

Shareholders approved the following by majority of votes present:

(i) Approval of the amendment of Section 10 of the Bylaws as follows:

CHAPTER III – GOVERNANCE AND REPRESENTATION

SECTION 10: GOVERNANCE AND REPRESENTATION. A Board of Directors governs the Company. This Board of Directors has between three and nine members, according to resolutions of the Ordinary Shareholders’ Meeting. Regular Directors (except for the case mentioned later), are appointed for three fiscal years and a third of the Board is renewed every year (or a fraction no less than three.) Shareholders’ Meetings may also appoint the same number of Alternate Directors or less. Likewise, Alternate Directors are appointed for three fiscal years, and the same rules are applicable as those for Regular Directors. Directors, whether Regular or Alternate, may be re-elected indefinitely. Directors shall remain in office until their replacements are elected. In case the Board of Directors has no Regular Directors quorum, for whatever reason, Alternate Directors may act as Regular Directors, with no need for any resolution to be issued by the Board of Directors. In the event of Regular Director’s termination, replacing Alternate Directors shall remain in office until the next Meeting, at which it will be decided if said Alternate Director is confirmed to complete the fiscal year as Regular Director, or if, for such purposes, another Regular Director should be appointed. In case of a vacancy in the Board of Directors, the Statutory Committee shall appoint any required Directors for the BOD’s proper operation. The Board of Directors shall have the authority to appoint a General Manager, (who may be a company Director or not), who may decide to be called either “General Manager” and/or “Executive President” and may delegate to this person executive management functions pursuant to provisions of Section 270 of the Argentine Business Associations Law.”

(II) Approval of Section 17 Deletion from The Bylaws which had the following wording:

CHAPTER III – GOVERNANCE AND REPRESENTATION

SECTION 17: Executive Committee: The Board may organize an Executive Committee with three Directors who will meet at least once a month with the presence of the majority of its members and shall issue resolutions with the majority of votes present.

This Committee shall have the following tasks, among others: a) Determination of strategic guidelines and definition of general company policies; b) Carrying out Board of Director agreements; c) Preparation of documents and reports required for the Board to adopt any resolutions that are inherent exclusively to the Board; d) Approve expense and investment budgets and authorize any necessary contingencies; d) Monitor the business and accounting in general, and all company documents; f) Supervise different company areas and promote internal or external inspections and audits in all or in some areas of the company; g)

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Prepare all kinds of projects; h) Participate in negotiations and in the execution of agreements related to company business related to areas for which it was appointed; i) Carry out all kinds of transactions related to deposits and credits with official banks, mixed or private banks, and any other official or private banking institution in Argentina and/or abroad; j) Appoint and dismiss company employees, determine salaries and bonuses; k) Receive deposits in checking accounts, time deposits, savings accounts and in any other manner to be determined, receive money with interest charges, agree all kinds of loans determining interest charges and discount rates; l) Accept delegation of authority, at the commercial and civil level, and exercise third-party representation; m) Take the management of properties and assets in general on behalf of third parties; n) Perform all kinds of transactions in local or foreign currency, related or not to export and import business, with all required collaterals and guarantees; o) Grant discounts on business documents of any kind; p) Purchase, sell and safe keep securities and values of any kind, on its own account and on behalf of third parties, collecting and cashing pertinent payment; q) Receive real estate or chattels or cattle in mortgage or guarantee for debts or credits agreed on its own behalf or on behalf of third parties. It may also purchase real estate and accept payments, either to facilitate transactions, pending accounts and/or to conclude them; r) Take leases or give out in leasing all kinds of assets; set up, accept and cancel liens; s) Perform, in general, and with the widest possible authority on behalf of the company, all kinds of legal operations or business deals related to banking; t) Exercise all kinds of responsibilities that may be assigned by the Board. The above listing is merely for illustration purposes, and has no limitations of any kind whatsoever, as the Executive Committee is authorized to carry out all other acts to which it is entitled for regular company business. The Executive Committee shall report its actions to the Board. The Executive Committee shall operate in accordance with internal regulations that will be issued by the Board, as well as its authority and operations.”

(iii) Section 21 Approval and Amendment:

“Chapter IV – Statutory Audit Committee

Section 21: Duties and Authority: The duties and authority of Statutory Audit Committee members have been determined by the Argentine Business Associations Law and more precisely:

1) Monitor the management of the corporation, audit the books and documentation whenever they deem it advisable, or at least, once every quarter.

2) Likewise, verify cash and securities on a quarterly basis, as payment obligations and compliance; trial balances may also be requested.

3) Attend Board and Shareholders’ meetings by special invitation and voice their opinion, but not cast any votes.

4) Monitor existence and ongoing effectiveness of directors’ performance bonds and implement any required corrections in case of irregularities.

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5) Deliver reports to Regular Shareholders’ Meetings on the company’s economic and financial condition with opinions on the management report, inventory, balance sheet and income statement.

6) Deliver to shareholders representing at least 2% of corporate capital, any requested information within its scope of authority.

7) Call Extraordinary Shareholders’ Meetings whenever it is deemed necessary and Regular and Extraordinary Shareholders’ Meetings whenever the Board fails to do so.

8) Ensure that any matters deemed appropriate are included in meeting agendas.

9) Monitor corporate bodies’ compliance with this law, company bylaws, regulations and Shareholders’ Meetings resolutions.

10) Monitor the winding-up of the company.

11) Investigate any complaints or reports received from shareholders in writing (whenever they represent at least 2% of share capital), make a verbal report at shareholders’ meetings, and express any appropriate considerations and/or proposals. The Statutory Audit Committee shall call a Shareholders’ Meeting without delay to discuss matters whenever the situation under investigation has not been dealt with by the Board as the Committee deems adequate and an urgent decision is required. Any member of the Statutory Audit Committee may exercise monitoring and/or information rights individually.”

(iv) It was decided to approve the restatement of the company’s bylaws by majority of votes, adding all the above amendments.

Positive votes:	468,800,927

Negative votes:	5,246,904

Abstentions from voting:	172,782

12.	BUDGET ALLOCATION FOR AUDITING COMMITTEE -PROFESSIONAL ADVISORY SERVICES

The allocation of an amount of Arg. Pesos 200,000, pursuant to the terms of Executive Order 677/2001, to the Audit Committee’s budget was approved by majority of votes, as follows:

Positive votes:	474,043,475

Negative votes:	28,215

Abstentions from voting:	148,923

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13°)	MERGER OF ATUEL FIDEICOMISOS S.A. WITH BBVA BANCO FRANCÉS S.A. UNDER THE TERMS OF SECTION 82, 2ND PART OF THE ARGENTINE BUSINESS ASSOCIATIONS LAW AND ADDITIONAL REGULATIONS. DISCUSSION OF PRELIMINARY MERGER AGREEMENT. APPOINTMENT OF PARTIES TO SIGN THE FINAL MERGER AGREEMENT

The following was approved unanimously by all voters: (i) Preliminary Merger Agreement. This Agreement includes the Consolidated Merger Balance Sheet for the year ended December 31, 2009, Statutory Audit Committee Report and Auditor’s Report; (ii) Appoint the Company President and other Company representatives to sign the final merger agreement and entrust the members of the Company Board of Directors and other parties to be authorized by the Board with the required authority to carry out any and all proceedings and deeds required to formalize and finalize the merger approved in this meeting, and do everything necessary at government agencies and instrumentalities, including the winding-up of Atuel Fideicomisos.

Positive Votes:	474,037,715

Negative votes:	17,187.

Abstentions from voting:	165,711

There being no further business to discuss, the Meeting was adjourned at 5:25 p.m.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 7, 2010	By:	/s/ Martín E. Zarich
Name: Martín E. Zarich
Title: Chief Financial Officer